China Yuchai Targeting Improvement in 2012 Diesel Engine Sales

Singapore, Singapore – January 5, 2012 – China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”) announced today that Mr. Yuwei Zhong, a Deputy General Manager of its major operating subsidiary, Guangxi Yuchai Machinery Company Limited, (“GYMCL”), had at GYMCL’s 2012 Sales and Marketing Conference, shared that GYMCL’s target in 2012 was to sell 568,000 diesel engine units. This would represent an approximate 9.1% increase from expected 2011 unit sales.

The 2012 Sales and Marketing Conference was held on December 18, 2011 as one of the events of Guangxi Yuchai Machinery Group Company Limited’s 60th anniversary celebrations. This event saw over 3,000 guests attending the celebrations, among them were government officials, suppliers as well as customers. One of the key highlights at the celebrations was the roll-out of the 4.6 millionth diesel engine produced by GYMCL. GYMCL has since its founding in 1951, grown to become a leader in the Chinese diesel engine manufacturing industry, enhancing the strength of Guangxi Province’s industrial economy and playing a significant role in Yulin City’s economic development.

However, in order for GYMCL to achieve its target of 568,000 units in 2012, Mr. Zhong explained that it would be necessary for GYMCL to further optimise operations by adopting more sophisticated operational techniques, emphasizing customized products with a focus on marine engines, 6L and 6M heavy-duty engines for use in buses and selected truck engine models in the light-duty range, as well as better management of relationships with key customers and increasing the focus on service quality instead of quantity. The latter should serve to further improve the brand and image of GYMCL.

Mr. Benny H. Goh, President of China Yuchai, commented, “I am pleased with Yuchai’s steady performance in a challenging year for the Chinese vehicle market and global economy. In 2012, we intend to further strengthen our competitive position through implementing advanced operational management techniques, providing more specialized engines in the product portfolio, and improving our service quality. We anticipate stronger relationships with a number of customers this year as our production capacity and product portfolio increases.”

About China Yuchai International

China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), engages in the manufacture, assembly, and sale of a wide array of light-duty, medium-sized and heavy-duty diesel engines for construction equipment, trucks, buses and cars in China. GYMCL also produces diesel power generators, which are primarily used in the construction and mining industries. Through its regional sales offices and authorized customer service centers, the Company distributes its diesel engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research and development team and significant market share in China with high-quality products and reliable after-sales support. In 2010, GYMCL sold 551,592 diesel engines and is recognised as a leading manufacturer and distributor of diesel engines in China. For more information, please visit http://www.cyilimited.com

Safe Harbor Statement

This news release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe,” “expect,” “anticipate,” “project,” “targets,” “optimistic,” “intend,” “aim,” “will” or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that may be deemed forward-looking statements. These forward-looking statements are based on current expectations or beliefs, including, but not limited to, statements concerning the Company’s operations, financial performance and condition. The Company cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors, including those discussed in the Company’s reports filed with the Securities and Exchange Commission from time to time. The Company specifically disclaims any obligation to maintain or update the forward-looking information, whether of the nature contained in this release or otherwise, in the future.

For more information, please contact:

Kevin Theiss / Dixon Chen

Grayling

Tel: +1-646-284-9409

Email: kevin.theiss@grayling.com

dixon.chen@grayling.com